Exhibit 99.23

GCM MINING CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2022

AUGUST 11, 2022

The following discussion and analysis of the results of operations and financial condition (“MD&A”) for GCM Mining Corp. (the “Company” or “GCM”) should be read in conjunction with the unaudited condensed consolidated financial statements and related notes thereto for the three and six months ended June 30, 2022 (the “Interim Financial Statements”) and the annual audited financial statements and annual MD&A for the year ended December 31, 2021, which are available on the Company’s web site at www.gcm-mining.com and on www.sedar.com. Readers are encouraged to read the Cautionary Note Regarding Forward Looking Information included on page 32 of this MD&A and the Company’s Annual Information Form dated as of March 31, 2022, also available on the Company’s website and SEDAR. The financial information in this MD&A is derived from the Interim Financial Statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for interim financial statements in International Accounting Standard – Interim Financial Reporting (“IAS 34”). All figures contained herein are expressed in United States dollars (“USD”), except for production, share data or as otherwise stated.

GCM uses the following non-GAAP financial performance measures in its MD&A: realized gold and silver price per ounce sold, total cash cost and AISC per ounce sold, sustaining capital and non-sustaining capital expenditures, adjusted EBITDA, adjusted net earnings, adjusted net earnings per share and Free Cash Flow. Non-GAAP financial performance measures in this MD&A are identified with “NG”. For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to pages 25 to 30. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Second Quarter and First Half 2022 Highlights

•

GCM announced on July 25, 2022 that it will merge with Aris Gold Corporation (“Aris”) through a plan of arrangement to create a leading Americas gold producer (the “Aris Merger”). Under the terms of the Aris Merger, all the outstanding Aris shares not held by GCM will be exchanged at a ratio of 0.5 of a common share of GCM for each common share of Aris. Based on respective share values as of the date of execution of the Arrangement Agreement, on closing, GCM shareholders and Aris shareholders (taking into consideration the 44.3% of Aris currently held by GCM) are expected to own, on a diluted in-the-money basis, approximately 74% and 26% of the combined group, respectively. The no premium transaction will create the top-of-the-class company among junior producers and the largest gold company in Colombia, with diversification in Guyana and Canada. The Aris Merger also brings together teams with unmatched experience in Colombia and extensive project development and mine building expertise. The Aris Merger is subject to GCM and Aris shareholder approval, receipt of all required governmental and regulatory approvals including Toronto Stock Exchange (“TSX”) and Colombian antitrust approvals, and other customary conditions. The shareholder meetings have been set for September 19, 2022 and closing is expected a short time thereafter.

•	Subsequent to the announcement of the proposed Aris Merger, Fitch Ratings and S&P Global Ratings

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have both affirmed B+ ratings for the Company’s Senior Notes due 2026. Fitch Ratings maintained its outlook at Stable while S&P Global Ratings revised its outlook to Positive from Stable. The ratings reflect the view that GCM will have an immediately increased productive asset base with the addition of the Marmato Project, which is currently in production and undergoing an expansion, which will accelerate deleveraging and result in larger scale and cash flow generation without requiring additional funding or compromising its liquidity. With both the Toroparu Project and the expansion of the Marmato Project funded and the combined group generating Free Cash Flow from its producing assets, the combined group following the proposed Aris Merger is expected to maintain a low leverage profile.

•

GCM’s gold production from its Segovia Operations totaled 53,198 ounces in the second quarter of 2022, up 2% over the second quarter last year. For the first half of 2022, gold production was 103,149 ounces compared with 103,684 ounces in the first half last year. In July 2022, Segovia produced 17,951 ounces of gold bringing Segovia’s trailing 12 months’ total gold production as of the end of July 2022 to 210,975 ounces, up 2% over 2021. With completion of the expansion of the Company’s processing plant at Segovia to 2,000 tpd in August 2022, GCM is on track to meet its annual production guidance for 2022 of between 210,000 and 225,000 ounces of gold.

•

The new polymetallic recovery plant constructed in 2021 at Segovia has been in steady operation through the first half of 2022 and is expected to commence sales of stockpiled zinc and lead concentrates under an offtake contract with an international customer commencing in the third quarter of 2022.

•

Consolidated revenue amounted to $101.4 million in the second quarter of 2022, up 5% over the second quarter last year on the strength of the production increase and a 3% increase in realized gold prices, bringing revenue for the first half of 2022 to $202.7 million, up from $198.3 million in the first half of 2021 (which included $5.1 million from Aris prior to the loss of control of Aris on February 4, 2021).

•

At the Segovia Operations, total cash costs NG averaged $877 per ounce in the second quarter of 2022, reflecting an increase in the proportion of its quarterly gold production sourced from higher-cost, high- grade small-scale miners, the implementation of annual labor rate increases, an increase in local electricity rates and a temporary shift toward a higher cost electricity source while a transformer at the lower cost electricity source was repaired, and an increase in various activity-based costs such as maintenance programs associated with older underground mine equipment, the semi-annual replacement of the mill liners in June, the delivery of mechanized equipment into the Carla mine and additional headcount required to support these activities. The Company expects that its total cash costs per ounce will decrease in the third quarter of 2022 with electricity sourcing back to normal, the maintenance activities noted above having been completed and the impact of the plant capacity expansion that will reduce fixed costs on a per ounce basis. This brings Segovia’s total cash cost for the first half of 2022 to $847 per ounce compared with $796 per ounce in the first half last year. Including Marmato, consolidated total cash costs in the first half last year was $816 per ounce.

•

All-in sustaining costs (“AISC”) NG per ounce sold for the Segovia Operations increased to $1,228 in the second quarter of 2022, largely reflecting the increase in total cash costs per ounce. This brings Segovia’s AISC to $1,207 per ounce in the first half of 2022 compared with $1,110 per ounce in the first half last year. Segovia’s AISC for the first half of 2022 reflects the increase in total cash costs per ounce and the $4.0 million of fees, equivalent to about $37 per ounce sold, included in G&A expenses in the first half of 2022 related to the Company’s ongoing arbitration proceedings with the International Centre for Settlement of Investment Disputes (“ICSID”) in respect of its claim against the Republic of Colombia (the “FTA Claim”). Including Marmato, consolidated AISC in the first half last year was $1,133 per ounce.

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•

GCM maintained its commitment to its exploration drilling campaigns in the first half of 2022, completing a total of approximately 38,000 meters of drilling through its in-mine/near-mine and mine geology programs at its producing mines and another approximately 15,000 meters through its brownfield drilling program at Cristales, Marmajito, Manzanillo and Vera. GCM’s press release dated June 27, 2022 reported the continuation of significant high-grade intercepts at its producing Sandra K and El Silencio mines and success in its brownfield drilling campaign on the La Guarida-Cristales Vein System including 48.45 g/t Au and 34.2 g/t Ag over 0.47 meters.

•

Adjusted EBITDA NG amounted to $45.9 million for the second quarter of 2022 compared with $48.0 million in the second quarter last year. For the first half of 2022, adjusted EBITDA amounted to $91.1 million compared with $94.3 million in the first half last year. This brings the trailing 12 months’ total adjusted EBITDA at the end of June 2022 to $168.4 million compared with $171.6 million in 2021.

•

Net cash provided by operating activities in the second quarter of 2022 increased to $31.5 million from $12.8 million in the second quarter last year, benefitting from the receipt of pending VAT refunds from 2021 and lower income tax payments this year. For the first half of 2022, net cash provided by operating activities was $55.7 million compared with $26.4 million in the first half last year (which was net of $10.1 million used by Aris prior to the loss of control in early 2021). This brings the trailing 12 months’ net cash provided by operating activities at the end of June 2022 to $109.9 million, up from $80.6 million in 2021.

•

Free Cash Flow NG in the second quarter of 2022 was $20.5 million compared with negative $2.8 million in the second quarter last year, benefitting from the improvement in operating cash flow. Similarly, for the first half of 2022, Free Cash Flow improved to $31.2 million compared with negative $0.3 million in the first half last year. This brings the trailing 12 months’ Free Cash Flow at the end of June 2022 to $57.7 million, up from $26.2 million in 2021.

•

The Company’s balance sheet remained strong with a cash position of $265.5 million at June 30, 2022. GCM used a portion of its cash position in the second quarter of 2022 to fund the acquisition of the $35.0 million Aris Debenture due October 12, 2023. The Company also has $138.0 million of funding available for construction of its Toroparu Project in Guyana through a precious metals stream facility with Wheaton Precious Metals (Caymans) Ltd. (“Wheaton”). Other than scheduled interest payments, the Company has no maturities of its long-term debt in the next 12 months.

•

The Company returned a total of $10.1 million to shareholders in the first half of 2022 with payment of its monthly dividends totaling $7.0 million and the repurchase of approximately 0.8 million shares for cancellation under its Normal Course Issuer Bid (“NCIB”) at a cost of $3.1 million.

•

Income from operations in the second quarter of 2022 was $37.8 million, down from $39.6 million in the second quarter last year largely due to the impact of the increase in Segovia’s total cash cost NG per ounce sold on cost of sales, offset partially by a reduction in share-based compensation. For the first half of 2022, the increased level of legal costs associated with the FTA Claim, most of which impacted the first quarter of 2022, and the increased total cash costs per ounce sold in the second quarter of 2022 contributed to a decrease in income from operations to $73.5 million compared with $78.7 million in the first half last year.

•

The Company reported net income of $39.0 million ($0.40 per share) in the second quarter of 2022 compared with $29.8 million ($0.41 per share) in the second quarter last year. The gain on financial instruments recorded in the second quarter of 2022 more than compensated for the decrease in income

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from operations, higher finance costs and income taxes, and an increase in the loss from equity accounting in associates, all compared with the second quarter last year. For the first half of 2022, the Company reported net income of $44.2 million ($0.45 per share) compared with $148.1 million ($2.31 per share) in the first half last year, reflecting the decrease in income from operations, higher finance costs and income taxes, and an increase in the loss from equity accounting in associates compared with the first half last year. Net earnings in the first half of 2021 also included the benefit of a $56.9 million gain on loss of control of Aris and an $8.9 million gain on sale of the Zancudo Project, offset partially by $9.8 million of transaction costs incurred by Aris in connection with the loss of control in early 2021.

•

The Company reported adjusted net income NG for the second quarter and first half of 2022 of $14.2 million ($0.15 per share) and $29.0 million ($0.30 per share), respectively, compared with $23.6 million ($0.33 per share) and $45.5 million ($0.69 per share), respectively, in the second quarter and first half last year. The decrease in adjusted net income in the second quarter and first half of 2022 compared with the corresponding periods last year largely reflects the decrease in income from operations as noted above together with increase in finance costs and an increase in income tax expense due to the tax rate increase in Colombia effective in 2022.

•

GCM published its second annual sustainability report in June 2022. The report reflects a focused effort on measuring and disclosing the Company’s Environmental, Social and Governance priorities and performance and highlights GCM’s initiatives and progress in line with international reporting standards.

Selected Financial Information

	Second Quarter		First Half
	2022	2021	2022	2021
Operating data
Gold produced (ounces) (1)	53,198	52,198	103,149	103,684
Gold sold (ounces)	53,884	52,838	107,529	108,155
Average realized gold price ($/oz sold) (2)	$1,859	$1,797	$1,859	$1,805
Total cash costs ($/oz sold) (2)	877	767	847	816
AISC ($/oz sold) (2)	1,228	1,101	1,207	1,133

Financial data ($000’s, except per share amounts)
Revenue	$101,371	$96,353	$202,693	$198,272
Adjusted EBITDA (2)	45,863	47,995	91,081	94,318
Net income	38,965	29,799	44,203	148,104
Per share - basic	0.40	0.41	0.45	2.31
Per share - diluted	0.15	0.28	0.24	1.47
Adjusted net income (2)	14,224	23,556	29,005	45,504
Per share – basic (2)	0.15	0.33	0.30	0.69
Per share - diluted (2)	0.13	0.28	0.27	0.58
Net cash provided by operating activities	31,525	12,786	55,734	26,403
Free cash flow (2)	20,483	(2,834)	31,171	(337)

			June 30, 2022	December 31, 2021

Balance sheet ($000’s):
Cash and cash equivalents			$265,501	$323,565
Gold Bullion (3)			2,688	4,479
Senior Notes due 2026 – principal amount outstanding (4)			300,000	300,000
Convertible Debentures due 2024 – principal amount outstanding (5)			CA18,000	CA18,000

(1)	First half 2021 includes production from the Marmato Project up to February 4, 2021, the date of loss of control of Aris. Refer to details on page 9.
(2)	Refer to “Non-IFRS Measures” on pages 25-30.
(3)	The Company is maintaining a portion of its liquidity in gold bullion. As at June 30, 2022, the Company had 1,500 ounces in its gold bullion account (December 31, 2021 – 2,500 ounces).
(4)

The Senior Notes were issued in August 2021 and are recorded in the Financial Statements at amortized cost. At June 30, 2022, the carrying amount of the Senior Notes outstanding, including accrued interest of $8.1 million, was $296.9 million (December 31, 2021 - $294.8 million, including $8.1 million of accrued interest).

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(5)

The Convertible Debentures are recorded in the Financial Statements at fair value. At June 30, 2022, the carrying amount of the Convertible Debentures outstanding was $14.0 million (December 31, 2021 - $19.5 million).

Description of Business

The Company is incorporated under the laws of the Province of British Columbia and is a Canadian-based mid-tier gold producer with its primary focus in Colombia where it is the leading high-grade underground gold and silver producer with several mines in operation at its high-grade Segovia Operations. In Guyana, the Company is advancing the Toroparu Project, one of the largest undeveloped gold/copper projects in Latin America. The head office of the Company is located at 401 Bay Street, Suite 2400, PO Box 15, Toronto, Ontario, M5H 2Y4 and its registered office is located at 1166 Alberni Street, Suite 1604, Vancouver, British Columbia, V6E 3Z3. The Company also has offices in Medellin and Bogota, Colombia and Georgetown, Guyana. As of the date of this MD&A, the Company owns approximately 44% of Aris, a Canadian mining company currently advancing a major expansion and modernization of its underground mining operations at its Marmato Mining Assets and is the operator of the Soto Norte Project, both located in Colombia. The Company also owns an approximately 32% equity interest in Denarius Metals Corp. (“Denarius”) (TSX-V: DSLV) (Spain – Lomero-Poyatos; Colombia – Zancudo and Guia Antigua) and an approximately 26% equity interest in Western Atlas Resources Inc. (“Western Atlas”) (TSX-V: WA) (Nunavut – Meadowbank).

Outlook

The announcement of the Aris Merger on July 25, 2022 is in keeping with the Company’s strategy of growth through diversification. The all-share, no premium business combination between GCM and Aris unites two gold producers with substantial in-the-pipeline development projects to create a leading Americas gold producer and the largest gold miner in Colombia. The combined group will be a top-of-class company with multiple tier one assets and strengthened financial position with increased scale, diversification, and liquidity.

The proposed Aris Merger will be completed through a plan of arrangement and, under the terms of the Aris Merger, all the outstanding Aris shares not held by GCM will be exchanged at a ratio of 0.5 of a common share of GCM for each common share of Aris. Based on respective share values as of the date of execution of the Arrangement Agreement, on closing, GCM shareholders and Aris shareholders (taking into consideration the 44.3% of Aris currently held by GCM) are expected to own, on a diluted in-the-money basis, approximately 74% and 26% of the combined group, respectively. The combined group will be led by Neil Woodyer as CEO and the corporate office will be based in Vancouver, Canada. Both Lombardo Paredes, CEO of GCM, and Mike Davies, CFO of GCM, will retire from their roles with the Company. Serafino Iacono will step back from an executive role but will continue as a member of the Board of Directors and an advisor on matters in Colombia.

The Aris Merger is subject to GCM and Aris shareholder approval, receipt of all required governmental and regulatory approvals including Toronto Stock Exchange (“TSX”) and Colombian anti-trust approvals, and other customary conditions. The shareholder meetings have been set for September 19, 2022 and closing is expected a short time thereafter.

At Segovia, the Company has produced a total of 121,100 ounces of gold in the first seven months of 2022, up from 116,514 ounces of gold in the first seven months months of 2021, and its trailing 12-months’ total gold production at the end of July 2022 stood at 210,975 ounces, up about 2% over 2021. With the completion of the expansion of the Maria Dama plant from 1,500 to 2,000 tpd in August 2022, GCM expects that its annual production for 2022 will total between 210,000 and 225,000 ounces of gold.

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As outlined on page 20, GCM has been making considerable progress at the Toroparu Project in Guyana in the first half of 2022 focused on pre-construction activities, preparation of the PFS, finalization of the mining license and selection and engagement of key contractors to be involved in the construction and eventual operation of the project. In light of the proposed Aris Merger, it is now expected that the PFS will not be finalized until after the closing of the transaction. The updated application for the mining license was submitted in early 2022 and the Company is continuing to support the approval process for the mining license which it expects to finalize by the fourth quarter of 2022.

Issued and Outstanding Securities

As at August 11, 2022, the Company had the following securities issued and outstanding:

Securities	TSX Symbol	Number	Shares Issuable	Exercise price per share	Expiry or maturity date
Common shares	GCM	97,636,971
Stock options		3,886,333 (1)	3,886,333	CA$2.55 to CA$6.88	2022 to 2027
Warrants	GCM.WT.B	10,064,255	10,06455	CA$2.21	April 30, 2024
	Unlisted	3,260,870	3,260,870	CA$5.40	November 5, 2023
	Unlisted	7,142,857	7,142,857	CA$6.50	February 6, 2023
Gold X Warrants	Unlisted	2,046,500	1,421,908(2)	CA$5.76(2)	October 12, 2022
	Unlisted	154,590	107,409(2)	CA$5.76(2)	January 23,2023
	Unlisted	2,665,500	1,851,989(2)	CA$4.61(2)	July 20, 2023
	Unlisted	1,190,750	827,333(2)	CA$1.90(2)	June 12,2024
	Unlisted	3,214,125	2,233,174(2)	CA$4.03(2)	August 27,2024
Convertible Debentures	Unlisted	CA$18,000,000	3,789,473	CA$4.75	April 5, 2024
Senior Notes	N/A	$300,000,000	N/A	N/A	August 9, 2026

(1)

Includes (i) 560,000 stock options at an exercise price of CA$5.45 per share, 50% of which vest in 2023 and 50% vest in 2024 and (ii) 1,091,000 stock options at an exercise price of CA$5.84 per share, of which 1,061,000 vest in 2023 and 30,000 vest in 2024. All other stock options are fully vested.

(2)	Shares issuable and exercise price per share have been adjusted to reflect the Exchange Ratio of 0.6948 Gran Colombia share for each Gold X Warrant.

NCIB for the Company’s Common Shares

The Company currently has a NCIB for its common shares in place pursuant to which it may purchase for cancellation up to 9,570,540 common shares over a 12-month period ending October 19, 2022. Daily purchases are limited to 86,301 common shares, other than block purchase exceptions. Common shares purchased under the NCIB will be cancelled.

As of August 11, 2022, the Company has purchased a total of 1,418,602 common shares for cancellation under its current NCIB as follows:

•	During the period from October 20, 2021 through December 31, 2021, the Company purchased a total of 572,701 common shares under its current NCIB at an average price of CA$5.13.
•	In the first half of 2022, the Company purchased a total of 845,901 common shares for cancellation at an average price of CA$4.63, representing a total cost of approximately $3.1 million.

During the first half of 2021, GCM purchased a total of 702,000 shares for cancellation under its previous NCIB at an average price of CA$5.69 per share representing a total cost of approximately $3.2 million.

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In mid-June, in light of the discussions surrounding the proposed Aris Merger, the Company suspended its activity under its current NCIB.

Reserves and Resources

Segovia Operations

The following table summarizes the Mineral Resource estimate for the Segovia Operations effective as of December 31, 2021:

			Measured			Indicated			Measured & Indicated			Inferred
Project	Deposit	Type	Tonnes (kt)	Grade (g/t)	Au Metal (koz)	Tonnes (kt)	Grade (g/t)	Au Metal (koz)	Tonnes (kt)	Grade (g/t)	Au Metal (koz)	Tonnes (kt)	Grade (g/t)	Au Metal (koz)
	Providencia	LTR	263	12.0	101	385	8.8	109	648	10.1	210	367	7.0	83
		Pillars	156	17.5	88	88	9.3	26	243	14.6	114	458	17.6	259
	Sandra K	LTR	17	12.2	7	498	9.5	153	515	9.6	159	704	12.3	279
		Pillars	27	14.7	13	188	10.4	63	214	10.9	75	67	26.8	58
Segovia	El Silencio	LTR				1,601	11.2	577	1,601	11.2	577	2,159	8.8	609
		Pillars				1,228	11.4	449	1,228	11.4	449	341	12.1	133
	Verticales	LTR										771	7.1	176
	Subtotal Segovia Project	LTR	280	12.0	108	2,484	10.5	839	2,764	10.7	947	4,001	8.9	1,146
		Pillars	182	17.1	100	1,504	11.1	538	1,686	11.8	638	867	16.2	450
Carla	Carla Project	LTR				129	7.9	33	129	7.9	33	224	9.6	69
Vera	Vera Project	LTR				6	10.9	2	6	10.9	2	257	4.6	38
December 31, 2021 (1)			462	14.0	208	4,123	10.6	1,412	4,585	11.0	1,620	5,349	9.9	1,704

(1)

Sourced from the NI 43-101 Technical Report, Prefeasibility Study Update, Segovia Project, Colombia dated May 6, 2022 and effective as of December 31, 2021, prepared by SRK Consulting (US) Inc. (“SRK”).

(2)

The Mineral Resources are reported at an in situ cut-off grade of 2.9 g/t Au over a 1.0 m mining width, which has been derived using a gold price of US$1,800 per ounce and suitable benchmarked technical and economic parameters for the existing underground mining (mining = US$99.0/t, processing = US$26.0/t, G&A = US$22.0/t, Royalties = US$6.1/t) and conventional gold mineralized material processing (90.5%). Each of the mining areas have been sub-divided into Pillar areas (“Pillars”), which represent the areas within the current mining development, and long-term resources (“LTR”), which lie along strike or down dip of the current mining development. Mineral Resources are reported inclusive of the Mineral Reserve. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. All composites have been capped where appropriate. Some production at Segovia is sourced from mining areas that are not currently included in the Company’s MRE.

The following table shows a breakdown of the Mineral Reserves for the Segovia Operations effective as of December 31, 2021:

Area	Category	Tonnes (kt)	Grade (g/t)	Au Metal (koz)
Providencia	Proven	204	12.0	79
Providencia	Probable	154	9.9	49
Sandra K	Probable	399	8.0	103
El Silencio	Probable	1,461	10.5	492
Carla	Probable	72	9.6	22
December 31, 2021 (1)	Total	2,290	10.1	745

(1)

Sourced from the NI 43-101 Technical Report, Prefeasibility Study Update, Segovia Project, Colombia dated May 6, 2022 and effective as of December 31, 2021, prepared by SRK Consulting (US) Inc. (“SRK”).

(2)

Ore reserves are reported using a gold cutoff grade ranging from 3.20 to 3.51 g/t depending on mining area and mining method. The cutoff grade calculations assume a $1,650/oz Au price, 90.5% metallurgical recovery, $6/oz smelting and refining charges, 3.5% royalty, $21.72/t G&A, $26.06/t processing cost and mining costs ranging from $99.70/t to $114.05/t. The reserves are valid as of December 31, 2021. Note that costs/prices used here may be somewhat different than those in the final economic model. This is due to the need to make assumptions early on for mine planning prior to finalizing other items and using long term forecasts for the life of mine plan. Mining dilution is applied to a minimum mining height and estimated overbreak (values differ by area/mining method) using a zero grade. Reserves are inclusive of Mineral Resources. All figures are rounded to reflect

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the relative accuracy of the estimates. Totals may not sum due to rounding. Mineral Reserves have been stated on the basis of a mine design, mine plan, and economic model. There are potential survey unknowns in some of the mining areas and lower extractions have been used to account for these unknowns. The Mineral Reserves were estimated by Fernando Rodrigues, BS Mining, MBA, MMSAQP #01405, MAusIMM #304726 of SRK, a Qualified Person.

Toroparu Project

The following table summarizes the Mineral Resource estimate for the Toroparu Project effective as of November 1, 2021:

Deposit	Area	Resource Category	Type	Tonnes (‘000s)	Au (g/t)	Au oz (‘000s)	Cu (%)	Cu lb (‘000s)	Ag (g/t)	Ag oz (‘000s)
Toroparu	Main/NW	Measured	Open pit	98,070	1.21	3,809	0.110	238,112	1.19	3,743
		Indicated		62,531	1.56	3,133	0.100	137,557	0.91	1,828
Toroparu	SE	Measured	Open pit	5,121	1.16	190	0.043	4,826	n/a	n/a
		Indicated		2,403	1.14	88	0.052	2,763	n/a	n/a
Sona Hill	Sona Hill	Measured	Open pit	6,958	1.85	413	0.008	1,241	1.07	239
		Indicated		4,180	1.66	223	0.008	700	0.85	115
Toroparu	Main/NW	Measured	Underground	727	2.84	66	0.072	1,151	0.47	11
		Indicated		4,978	3.21	514	0.091	9,937	0.41	66
Total Measured				110,877	1.26	4,479	0.100	245,330	1.12	3,993
Total Indicated				74,092	1.66	3,958	0.092	150,957	0.84	2,009
Total Measured & Indicated				184,969	1.42	8,437	0.097	396,286	1.01	6,002
Toroparu	Main/NW	Inferred	Open Pit	4,018	1.58	204	0.080	7,118	0.66	85
Toroparu	SE	Inferred	Open Pit	9	1.67	1	0.040	8	n/a	n/a
Sona Hill	Sona Hill	Inferred	Open Pit	1,365	1.28	56	0.006	179	0.54	24
Toroparu	Main/NW/SE	Inferred	Underground	8,403	3.53	953	0.091	16,884	0.25	68
Total Inferred				13,796	2.74	1,213	0.08	24,189	0.40	177

(1)

Sourced from the Revised NI 43-101 Technical Report and Preliminary Economic Assessment for the Toroparu Project, Upper Puruni River Region of Western Guyana dated February 4, 2022 and effective as of December 1, 2021, prepared by Nordmin Engineering Ltd.

(2)

Combined Open Pit and Underground Mineral Resources were prepared in accordance with NI 43-101 and the CIM Definition Standards for Mineral Resources and Mineral Reserves (2014) and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (2019).

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. This estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

(3)	Underground and Open Pit Mineral Resources are based on a gold price of US$1,630/oz. This gold price is the three-year trailing average as of September 30, 2021.
(4)

Open Pit Mineral Resources comprise the material contained within various Lerchs-Grossmann pit shells at various revenue factors. These revenue factors are as follows: Main/Southeast/NW Zone @ 0.75 revenue factor and Sona Hill @ 1.00 revenue factor. The gold cut-off applied to Open Pit Mineral Resources within the selected pit shells was 0.40 g/t.

(5)	Underground Mineral Resources comprise all material found within Mineable Shape Optimizer (“MSO”) wireframes generated at a cut-off of 1.80 g/t gold including material below cut-off.
(6)	Ag values are not reported for the Southeast Open Pit Ag contained metal values reported will not equal A tonnes X grade conversion calculation.
(7)	Assays were variably capped on a wireframe-by-wireframe basis.
(8)	Specific gravity was applied using weighted averages to each individual litho type.
(9)	All figures are rounded to reflect the relative accuracy of the estimates and totals may not add correctly.
(10)	Excludes unclassified mineralization located within mined out areas.
(11)	Reported from within a mineralization envelope accounting for mineral continuity.

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Results of Operations and Overall Performance

Gold production
	Second Quarter		First Half
(Ounces)	2022	2021	2022	2021

Segovia Operations
Company mines (1)
El Silencio	21,457	21,062	40,319	39,915
Providencia	14,047	19,018	28,914	37,308
Sandra K	7,036	4,897	14,384	8,876
Carla	1,395	58	2,648	181

Total Company mines	43,935	45,036	86,265	86,279
Polymetallic plant (2)	121	-	208	-
Other small-scale mines (3)	9,142	7,162	16,676	14,977

Total Segovia Operations	53,198	52,198	103,149	101,256
Marmato Operations (4)	-	-	-	2,428

Total	53,198	52,198	103,149	103,684

(1)	Includes Company-operated and contractor-operated areas within the mines. Production from the mines is included in the Company’s Mineral Reserve and Resource estimates.
(2)

Comprises estimated payable gold contained in zinc and lead concentrates produced by the Company in the initial operations of the new polymetallic plant commissioned in the fourth quarter of 2021. Actual quantities may vary upon final sale of the concentrates in 2022.

(3)

Comprises other small-scale mining operations within the Company’s mining title that are operated by miners under contract to deliver the ore mined to the Company’s Maria Dama plant for processing. Production from these sources is not included in the Company’s Mineral Reserve and Resource estimates.

(4)	2021 results include gold production from Marmato only up to February 4, 2021, the date of loss of control of Aris.

Gold production at Segovia of 53,198 ounces in the second quarter of 2022 reflected a 1% increase over the second quarter last year with an increased contribution of high-grade material from the small-scale miners. The Company processed 147,580 tonnes in the second quarter of 2022 at its Maria Dama plant at Segovia, representing a daily processing rate of 1,622 tonnes per day (“tpd”), and head grades averaged 12.42 g/t compared with 1,581 tpd at an average head grade of 12.55 g/t in the second quarter last year.

For the first half of 2022, the Company produced 103,149 ounces of gold at its Segovia Operations, up about 2% from the first half last year, also reflecting the growth in production from the small-scale miners in the second quarter of 2022. The Company reported consolidated gold production in the first half last year of 103,684 ounces which included 2,428 ounces from Marmato up to February 4, 2021, the date of the loss of control of Aris.

In July 2022, the Company processed 53,922 tonnes, equivalent to 1,739 tpd, at an average head grade of

11.5 g/t resulting in gold production of 17,951 ounces. This brings the Company’s year-to-date total gold production at the end of July 2022 to 121,100 ounces. The Company remains on track to meet its 2022 annual production guidance of 210,000 to 225,000 ounces of gold

The Company’s polymetallic plant at Segovia processed an average of approximately 97 tpd of tailings in the first half of 2022 resulting in the production of approximately 645 tonnes of zinc concentrate and approximately 547 tonnes of lead concentrate which have been stockpiled and are expected to start shipping in the next few weeks under an offtake agreement with an international customer that was executed in June 2022. Payable production from the concentrates in the first half of 2022 is estimated to total approximately 546,000 pounds of zinc, 683,000 pounds of lead, approximately 57,600 ounces of silver and

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approximately 200 ounces of gold. Actual payable quantities are subject to change and will be finalized once the concentrates are shipped.

Quarterly production data for the Company’s Segovia Operations for the trailing eight quarters is as follows:

	2022		2021				2020
	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr
Company mines (1)
Tonnes milled	122,811	118,117	116,558	110,229	117,901	108,015	100,306	92,689
Head grade (g/t)	12.36	12.39	13.26	13.03	13.22	13.21	14.56	16.98
Gold produced (ozs) (2)	43,935	42,330	44,638	41,473	45,036	41,243	42,176	45,526
Polymetallic plant
Gold produced (ozs) (3)	121	87	42	-	-	-	-	-
Other small-scale mines (4)
Tonnes milled	24,769	24,701	26,667	26,567	26,008	24,274	23,211	25,364
Head grade (g/t)	12.75	10.54	13.74	10.89	9.52	11.13	11.77	8.21
Gold produced (ozs)	9,142	7,534	10,605	8,375	7,162	7,815	7,908	6,029
Total
Tonnes milled	147,580	142,818	143,225	136,796	143,909	132,289	123,517	118,053
Tonnes per day (tpd)	1,622	1,587	1,557	1,487	1,581	1,470	1,343	1,283
Head grade (g/t)	12.42	12.07	13.35	12.61	12.55	12.83	14.04	15.10
Mill recovery	90.3%	90.1%	89.8%	89.9%	89.9%	89.9%	89.8%	90.0%
Gold produced (ozs) (2)	53,198	49,951	55,285	49,848	52,198	49,058	50,084	51,555
Silver produced (ozs) (3)	85,741	89,782	89,327	52,382	54,573	57,315	51,302	47,560
Zinc produced (lbs) (3)	294,119	252,392	153,913	-	-	-	-	-
Lead produced (lbs) (3)	344,877	337,860	254,402	-	-	-	-	-

(1)

Comprises the El Silencio, Providencia, Sandra K and Carla mines. Includes Company-operated and contractor-operated areas within the mines. Production from these mines is included in the Company’s Mineral Reserve and Mineral Resource estimates.

(2)

Gold production may include additional ounces recovered from the mill circuit during the period and refinery adjustments. Tonnes milled, head grade and mill recovery statistics do not include any data related to these additional gold ounces produced or refinery adjustments.

(3)

Includes estimated payable quantities of gold, silver, zinc and lead contained in zinc and lead concentrates produced by the Company in the initial operations of the new polymetallic plant commissioned in the fourth quarter of 2021. Actual quantities may vary upon final sale of the concentrates later in 2022.

(4)

Comprises other small-scale mining operations within the Company’s mining title that are operated by miners under contract to deliver the ore mined to the Company’s Maria Dama plant for processing. Production from these sources is not included in the Company’s Mineral Reserve and Mineral Resource estimates.

Revenues

	Second Quarter		First Half
($000’s except ounce and $/oz data)	2022	2021	2022	2021
Gold
Ounces sold	53,884	52,838	107,529	108,155
Average realized price ($/oz) (1)	1,859	1,797	1,859	1,805
Silver
Ounces sold	56,667	55,109	124,278	122,009
Average realized price ($/oz) (1)	22	25	22	25
Revenues
Gold	$100,151	$94,957	$199,934	$125,198
Silver	1,220	1,396	2,759	3,074
	$ 101,371	$ 96,353	$ 202,693	$ 198,272

(1)	See “Non-IFRS Measures” on pages 25-30.

Revenue from the Company’s Segovia Operations of $202.7 million in the first half of 2022 was up about 5% from the first half of 2021 reflecting a 2% increase in the volume of gold sold to 107,529 ounces and a 3%

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increase in realized gold prices to an average of $1,859 per ounce. In the first half of 2021, consolidated revenue also included $5.1 million from the Marmato Mining Assets prior to the loss of control of Aris on February 4, 2021. Revenue is expected to increase in the second half of 2022 with an increase in production from the completion of the Segovia mill expansion to 2,000 tpd and the commencement of sales of zinc and lead concentrates produced at the Company’s new polymetallic plant at Segovia.

Cost of sales

	Second Quarter		First Half

($000’s except $/oz data)	2022	2021	2022	2021
Production costs	$45,217	$ 36,674	$87,363	$84,672
Production taxes	3,279	3,274	6,508	6,633
Provision for environmental fees	12	-	34	-
Depreciation, depletion and amortization (“DD&A”)	8,965	7,945	17,201	15,614

Total cost of sales	$57,473	$49,893	$111,106	$106,919

Total cash costs per ounce (1)
Production costs	$839	$732	$812	$783
Production taxes	61	62	61	61
By-product credits (silver)	(23)	(27)	(26)	(28)
	$877	$767	$847	$816

(2)	See “Non-IFRS Measures” on pages 25-30.

Cost of sales for the Segovia Operations amounted to $57.5 million in the second quarter of 2022, up from $49.9 million in the second quarter last year. This increase reflects (i) the approximately 2% increase in Segovia’s gold sales volume in the second quarter of 2022 compared with the second quarter last year, (ii) an increase in Segovia’s total cash cost to $877 per ounce sold in the second quarter of 2022 compared with $767 per ounce sold in the second quarter last year, and (iii) an increase in Segovia’s DD&A rate to an average of $166 per ounce sold in the second quarter of 2022 from $150 per ounce sold in the second quarter last year resulting from the impact on DD&A rates of Segovia’s ongoing capital expenditure program.

The total cash costs NG per ounce sold over the trailing eight quarters were as follows:

	2022		2021				2020
	2nd Qtr	1st Qtr	4th Qtr (1)	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr

Segovia Operations	$877	$817	$821	$845	$767	$825	$830	$722
Marmato Operations (1)	-	-	-	-	-	1,595	1,421	1,353

Company average	$877	$817	$821	$845	$767	$862	$904	$796

(1)

The first quarter 2021 data represents operating results only for the period from January 1 to February 4, 2021, the date of loss of control of Aris. Thereafter, the Company is using equity accounting for its investment in Aris. The methodology used to calculate total cash cost per ounce sold reflects the Company’s approach and differs in certain aspects with Aris’ approach.

Segovia’s total cash costs per ounce, the largest component of which is mining cost, will vary from quarter to quarter, influenced in part by the source of material it processes through its Maria Dama Plant. In the second quarter of 2022, a greater proportion of the Company’s gold production was sourced from higher cost, high-grade material from the small-scale mines which had an adverse impact of approximately $15 per ounce on Segovia’s total cash cost. The increase in Segovia’s total cash cost per ounce sold in the second quarter of

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2022 compared with the second quarter last year also reflects (i) the implementation of annual labor rate increases in the second quarter of 2022, (ii) an increase in local electricity rates and a temporary shift toward a higher cost electricity source while a transformer at the lower cost electricity source was repaired, and (iii) an increase in various activity-based costs such as maintenance programs associated with older underground mine equipment, the semi-annual replacement of the mill liners in June, the delivery of mechanized equipment into the Carla mine and additional headcount required to support these activities in the second quarter of 2022. The Company expects that its total cash costs per ounce will decrease in the third quarter of 2022 with electricity sourcing back to normal, the maintenance activities noted above having been completed and the impact of the plant capacity expansion that will reduce fixed costs on a per ounce basis.

As a result of the factors noted above in the second quarter of 2022, Segovia’s total cash cost increased to an average of $847 per ounce in the first half of 2022 compared with $796 per ounce in the first half last year. In the first half of 2021, consolidated cost of sales also included $4.5 million related to the Marmato Mining Assets prior to the loss of control on Aris. Consolidated total cash costs, including the Marmato Mining Assets, in the first half of 2021 was $816 per ounce sold.

Social programs and contributions

	Second Quarter		First Half

($ 000’s)	2022	2021	2022	2021

Segovia Operations
Social contributions	$2,235	$2,596	$4,828	$4,727
Farm operations	628	-	1,135	-
	2,863	2,596	5,963	4,727
Marmato Operations	-	-	-	29

	$2,863	$2,596	$5,963	$4,753

At the Segovia Operations, the Company makes social contributions to a trust account to fund a variety of social programs based on its ESG initiatives in the communities of Segovia and Remedios with the amount of the quarterly contributions determined by a formula based on Segovia’s gold production and tied to the spot price of gold. The total contribution for the first half of 2022 amounted to $4.8 million, up more than 2% from the first half last year primarily due to the 2% year-over-year increase in Segovia’s gold production and a slight increase in the average contribution rate per ounce produced due to the higher gold prices in 2022.

In 2020, the Company acquired an agricultural operation within its Segovia mining title that forms an integral part of the Company’s ESG initiatives to create sustainable sources of food and employment within the local community. In the first half of 2022, social programs and contributions expense also included $1.1 million related to financial support the Company has been providing to assist the farm operations to expand its programs focused on pigs, cocoa and a garden nursery project supporting reforestation initiatives in the area. It is expected the Company will continue to provide further financial support through the end of 2022 while the various projects mature to the point that they become self sustaining.

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Other items

	Second Quarter		First Half
($000’s)	2022	2021	2022	2021

General and administrative (“G&A”) expenses	$4,345	$3,835	$12,041	$7,929
Share-based compensation expense (recovery)	(1,148)	393	60	(79)
Finance costs	6,539	2,850	12,938	6,378
Aris transactions costs	-	-	-	9,817
Gain on financial instruments	25,230	1,476	17,914	44,324
Gain on sales of assets and securities	-	-	-	8,913
Income tax expense	18,958	13,813	34,510	28,244

G&A expenses amounted to $4.3 million in the second quarter of 2022, up from $3.8 million in the second quarter last year, reflecting an increased level of legal fees as the Company prepares for hearings which are expected to take place in September 2022 in connection with the Company’s ongoing arbitration proceedings with ICSID in respect of the FTA Claim. For the first half of 2022, G&A expenses of $12.0 million included a total of $4.0 million of fees incurred related to the FTA Claim process for which a decision is expected, if the hearings are concluded in 2022, at some point next year.

Share-based compensation expense represents the fair value of the long-term incentive program (“LTIP”) compensation granted to directors, executives and managers of the Company and, up until February 4, 2021, Aris. The LTIP comprises stock options and performance share units (“PSUs”) for executive officers and managers and deferred share units (“DSUs”) for non-executive directors. The reduction in the share-based compensation related to PSUs and DSUs in the second quarters of 2022 and 2021 reflects the adverse impact on the fair value of the PSUs and DSUs resulting from the decrease in the Company’s share price in those periods. Share-based compensation expense (recovery), including changes in fair value, is summarized as follows:

	Second Quarter		First Half
($ 000’s)	2022	2021	2022	2021

Company LTIP
Stock options	$354	$311	$665	$311
DSUs and PSUs	(1,502)	82	(605)	(830)
Aris LTIP
Stock options	-	-	-	311
DSUs	-	-	-	129

Share-based compensation expense	$(1,148)	$393	$60	$(79)

Finance costs primarily include recurring items related to debt service and financial obligations, such as interest expense and non-cash accretion. For the second quarter and first half of 2022, finance costs amounted to $6.5 million and $12.9 million, respectively, compared with $2.9 million and $6.4 million in the second quarter and first half last year, respectively. The increase in finance costs in 2022 compared with the corresponding periods last year stems from an increase in the Company’s total debt with the issuance of the $300 million aggregate principal amount of Senior Notes in August 2021. In previous years, finance costs also included gold premiums and early redemption premiums related to the Gold Notes that were repaid in full in September 2021 as well as fees and expenses associated with various financing transactions.

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Finance costs in the current and prior year periods are summarized as follows:

	Second Quarter		First Half
($000’s)	2022	2021	2022	2021

Interest expense (recovery)
Senior Notes	$5,156	$-	$10,312	$-
Convertible Debentures	279	292	565	610
Gold Notes	-	519	-	1,212
Aris Gold Notes	-	-	-	519
Other	74	34	52	57

Total interest expense	5,509	845	10,929	2,398
Gold Premiums on Gold Notes	-	1,171	-	2,532
Applicable Premium on early redemption Of Gold Notes	-	413	-	413
Non-cash accretion of Senior Notes	572	-	1,133	-
Non-cash accretion of lease and other financial obligations	458	421	876	886

Subtotal before the following	6,539	2,850	12,938	6,229
Transaction fees and expenses Financings completed by Aris	-	-	-	149

	$ 6,539	$ 2,850	$ 12,938	$ 6,378

In the first quarter of 2021, prior to the loss of control on February 4, 2021, Aris incurred a total of $9.8 million of transaction costs related to the change of control payments due to the previous management.

The Company has a number of financial instruments for which changes in fair value from quarter to quarter, largely driven by market volatility affecting share prices used as inputs in the valuation of warrants, are recognized at fair value through profit and loss. In the second quarter of 2022, the Company recorded a gain on financial instruments of $25.2 million compared with a gain on financial instruments of $1.5 million in the Second quarter last year. This brought the gain on financial instruments in the first half of 2022 to $17.9 million compared with $44.3 million in the first half last year. The major components of the gain/loss on financial instruments in the current and prior years include:

•

Total fair value gains on derivative financial liabilities of $29.7 million and $25.2 million in the second quarter and first half of 2022, respectively, compared with gains of $8.1 million and $47.6 million in the second quarter and first half of 2021, respectively. The Company’s principal derivative financial liabilities comprise its Convertible Debentures, Listed Warrants and Unlisted Warrants. Changes in the Company’s share price are a key driver to the change in fair value of these derivative financial liabilities. The gain in the first half of 2022 reflects a decrease in the Company’s share price to CA$3.51 per share at June 30, 2022 from CA$5.33 per share at December 31, 2021. The gain in the first half of 2021 reflects a decrease in the Company’s share price to CA$5.10 per share at June 30, 2021 from CA$8.06 per share at December 31, 2020.

•

Total fair value losses related to derivative financial assets of $4.5 million and $7.3 million in the second quarter and first half of 2022, respectively, compared with losses of $6.6 million and $3.2 million in the second quarter and first half of 2021, respectively. The Company’s principal derivative financial assets comprise its warrants held in Aris and Denarius, both of which were adversely impacted by share prices reductions in 2022, and debt instruments held in Aris. In the first half of 2021, the Company recorded a fair value gain of $1.9 million on its Denarius Subscription Receipts and a $0.3 million gain on its Gold X warrants.

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In the first quarter of 2021, the Company recorded an $8.9 million gain on sale of its Zancudo Project in a spin out transaction to Denarius.

The Company recorded income tax expense of $19.0 million and $34.5 million in the second quarter and first half of 2022, respectively, compared with $13.8 million and $28.2 million in the second quarter and first half of last year, respectively. The effective income tax rate on the Company’s reported pre-tax income or loss will ordinarily vary from the expected income tax expense based on the 26.5% combined statutory tax rate in Canada as a result of differences in tax rates in Colombia (which increased from 31% in 2021 to 35% in 2022) and other foreign jurisdictions, non-taxable gains (such as the gain on loss of control in Aris), non-deductible expenses (such as the Aris transaction costs), losses incurred in jurisdictions outside Colombia for which deferred tax assets are not recognized and other less individually significant items. In September 2021, Colombia passed and enacted Law 2155 in a tax reform which increased the corporate income tax rate to 35% effective 2022 and going forward. The previously enacted tax reform expected the corporate income tax rate would decline to 30% starting in 2022.

Income from operations, net income and adjusted net income

Income from operations in the second quarter of 2022 was $37.8 million, down from $39.6 million in the second quarter last year largely due to the impact of the increase in Segovia’s total cash cost NG per ounce sold on cost of sales, offset partially by a reduction in share-based compensation. For the first half of 2022, the increased level of legal costs associated with the FTA Claim, most of which impacted the first quarter of 2022, and the increased total cash costs per ounce sold in the second quarter of 2022 contributed to a decrease in income from operations to $73.5 million compared with $78.7 million in the first half last year.

The Company reported net income of $39.0 million ($0.40 per share) in the second quarter of 2022 compared with $29.8 million ($0.41 per share) in the second quarter last year. The gain on financial instruments recorded in the second quarter of 2022 more than compensated for the decrease in income from operations, higher finance costs and income taxes, and an increase in the loss from equity accounting in associates, all compared with the second quarter last year. For the first half of 2022, the Company reported net income of $44.2 million ($0.45 per share) compared with $148.1 million ($2.31 per share) in the first half last year, reflecting the decrease in income from operations, higher finance costs and income taxes, and an increase in the loss from equity accounting in associates compared with the first half last year. Net earnings in the first half of 2021 also included the benefit of a $56.9 million gain on loss of control of Aris and an $8.9 million gain on sale of the Zancudo Project, offset partially by $9.8 million of transaction costs incurred by Aris in connection with the loss of control in early 2021.

The Company computes adjusted net income NG reflecting the after-tax adjustments to exclude such items as the gain on loss of control of Aris and other transaction costs, the gain/loss on financial instruments, the gain on sale of assets, debt financing costs, foreign exchange gains/losses and income/losses from equity accounting in associates, all as set out in the reconciliation of this non-IFRS measure on page 30 of this MD&A. Adjusted net income NG for the second quarter and first half of 2022 was $14.2 million ($0.15 per share) and $29.0 million ($0.30 per share), respectively, compared with $23.6 million ($0.33 per share) and $45.5 million ($0.69 per share) in the second quarter and first half last year, respectively. The decrease in adjusted net income in the second quarter and first half of 2022 compared with the corresponding periods last year largely reflects the decrease in income from operations as noted above together with increase in finance costs and an increase in income tax expense due to the tax rate increase in Colombia effective in 2022.

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Summary of Quarterly Results

	2022		2021				2020
$000’s except ounce, per ounce and per share data	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr

Operating data:
Gold produced (ounces)	53,198	49,951	55,285	49,848	52,198	51,486	57,265	58,454
Gold sold (ounces)	53,884	53,645	51,716	50,171	52,838	55,317	52,478	59,633
Average realized gold price (1, 2)	$1,859	$1,860	$1,782	$1,784	$1,797	$1,812	$1,875	$1,875
Silver sold (ounces)	56,667	67,611	65,411	51,858	55,109	66,900	54,943	57,917
Average realized silver price (1)	$22	$23	$22	$23	$25	$25	$23	$23
Total cash costs (1, 2)	877	817	821	845	767	862	904	796
All-in sustaining costs (1, 2)	1,228	1,187	1,349	1,218	1,101	1,164	1,382	1,122

Financial data:
Revenue
Gold	$100,151	$99,783	$92,180	$89,509	$94,957	$100,241	$98,396	$111,826
Silver	1,220	1,539	1,443	1,207	1,396	1,678	1,277	1,312
Total	101,371	101,322	93,623	90,716	96,353	101,919	99,673	113,138
Cost of sales	57,473	53,633	54,275	51,366	49,893	57,026	55,265	55,255
G&A	4,345	7,696	6,442	3,887	3,835	4,094	4,731	4,938
Share-based compensation	(1,148)	1,208	979	777	393	(472)	2,345	702
Social programs and contributions	2,863	3,100	3,646	3,317	2,596	2,160	3,155	2,765

Income from operations	37,838	35,685	28,281	31,369	39,636	39,111	34,177	49,478
Finance costs, net of income	(4,967)	(5,892)	(5,986)	(5,423)	(2,542)	(3,229)	(9,192)	(11,368)
Aris Transactions costs	-	-	-	-	-	(9,817)	-	-
Gain on loss of control of Aris (3)	-	-	-	-	-	56,886	-	-
(Loss) gain on financial instruments	25,230	(7,316)	(2,432)	7,743	1,476	42,848	(51,609)	(2,364)
Gain on sale of assets/securities	-	-	-	-	-	8,913	-	-
Foreign exchange	1,094	(655)	469	1,560	462	188	(4,690)	(410)
Equity-accounted (loss) gain (3)	(1,095)	(1,032)	(2,290)	2,066	4,580	(2,164)	2,338	200

Income (loss) before taxes	58,100	20,790	18,042	37,315	43,612	132,736	(28,976)	35,536
Income tax expense	(18,135)	(15,552)	(11,436)	(12,057)	(13,813)	(14,431)	(22,299)	(17,509)

Net income (loss)	38,965	5,238	6,606	25,258	29,799	118,305	(51,275)	18,027

Per share
Basic	0.40	0.05	0.07	0.26	0.41	2.02	(0.59)	0.39
Diluted	0.15	0.05	0.07	0.20	0.28	1.28	(0.59)	0.17

Adjusted EBITDA (2)	45,863	45,218	37,368	39,937	47,995	46,323	43,076	56,688

Adjusted net income (2)	14,224	14,781	11,710	14,354	23,556	21,948	7,703	29,503

Adjusted per share (2)
Basic	0.15	0.15	0.12	0.15	0.33	0.36	0.15	0.47
Diluted	0.13	0.14	0.11	0.13	0.28	0.31	0.13	0.40

Net cash provided by operating activities	31,525	24,209	27,413	26,738	12,786	13,617	29,494	68,024

Free Cash Flow (2)	20,483	10,688	12,209	14,335	(2,834)	2,497	5,828	53,677

(1)	Per ounce sold.
(2)	Refer to “Non-IFRS Measures” on pages 25-30.
(3)

As a result of the Aris Transaction in the first quarter of 2021, the Company’s equity interest in Aris decreased from 53.5% to 44.3% on February 4, 2021, at which time the Company recognized a $56.9 million gain on loss of control of Aris and commenced equity accounting for its investment in Aris. Prior to February 4, 2021, Aris was consolidated in the Company’s operating and financial data.

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Liquidity and Capital Resources

The Company’s liquidity and capital resources remained solid at the end of the first half of 2022 with a cash position of $265.5 million and future advance deposits amounting to $138.0 million still expected to come under the Wheaton PMPA that came with the Gold X acquisition to fund the construction of the Toroparu Project in Guyana.

The Company’s long-term debt as at June 30, 2022 consisted of the $300.0 million principal amount (carrying value of $296.9 million including $8.1 million of accrued interest) of the Senior Notes and the CA$18.0 million principal amount (carrying value of $14.0 million) of Convertible Debentures. Other than the payment of interest, neither of these debt instruments require any other payments, including principal, in the next 12 months.

Free Cash Flow NG for the first half of 2022 (refer to computation on page 30) was $31.2 million compared with negative $0.3 million in the first half last year, largely reflecting the $29.3 million increase in operating cash flow as explained on page 18. The Company’s Free Cash Flow NG was used to fund the ongoing monthly dividend payments totaling $7.0 million, purchases under the Company’s NCIB of $3.1 million and payments of lease obligations of $1.3 million in the first half of 2022. The Company reduced its gold bullion holdings in the first half of 2022, taking advantage of record high spot gold prices earlier in the year, and used the proceeds and its Free Cash Flow NG to fund the acquisition of additional Denarius shares in the open market to increase its equity position in Denarius to approximately 32%. The Company also used a portion of the net proceeds set aside from the Senior Notes issued in 2021 to fund the first $10.3 million semi-annual interest payment on the Senior Notes in February 2022, to fund the $31.0 million of non-sustaining capital expenditures NG at the Toroparu Project and to lend Aris $35.0 million through the Aris Debenture in the first half of 2022.

The Company’s consolidated working capital decreased to $258.2 million at the end of June 2022 from $317.7 million at December 31, 2021, principally through the reduction in its cash position as described further below. Key components of the Company’s consolidated working capital at June 30, 2022 include:

•

Cash and cash equivalents - $265.5 million, down from $323.6 million at the end of 2021. In the first half of 2022, the Company used $35.0 million to fund the Aris Debenture (see page 20), $31.0 million to fund the Toroparu capital expenditures and $10.3 million to fund the semi-annual interest payment on the Senior Notes in February. As outlined above, the Company’s Free Cash Flow NG for the first half of 2022 more than covered dividends, NCIB purchases and lease payments, among other smaller items, and contributed approximately $18.2 million to the cash position at June 30, 2022.

•

Gold bullion - $2.7 million, down from $4.5 million at the end of 2021 as the Company sold 1,000 ounces of its gold bullion holding at $2,058 per ounce in early 2022 leaving a balance of 1,500 ounces of gold on deposit at the end of June 2022.

•

Accounts receivable – $14.7 million, down from $29.6 million at the end of 2021, and including $13.3 million related to VAT refund claims related to 2022 for the Company’s Segovia Operations. As expected, the Company received its VAT refunds related to 2021 totaling approximately $28.1 million in the second quarter of 2022 and used these funds toward the Colombian income tax instalments due in the second quarter of 2022.

•	Inventories - $21.7 million, down from $22.4 million at the end of 2021. While the total inventory at the

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end of the first half of 2022 remained comparable to the end of last year, mineral inventories decreased by about $2.5 million, largely reflecting the additional gold sold at the beginning of 2022 that could not be shipped while the refinery was closed during the holiday period in the latter half of December 2021, and materials and supplies were up about $1.8 million compared with the end of 2021 due to timing of receipt of bulk orders.

•

Accounts payable and accrued liabilities - $30.4 million, down from $35.2 million at the end of 2021, largely reflecting a reduction in trade payables and the impact of the decrease in the Company’s share price in the first half of 2022 on its PSU and DSU liabilities.

•

Income tax payable – $5.5 million, down from $15.7 million at the end of 2021. The change in the first half of 2022 principally reflects an increase of $36.0 million for the current provision for income taxes recorded against earnings for the first half of 2022, primarily associated with the Company’s Colombian mining operations, net of $46.4 million of income taxes paid in Colombia in the first half of 2022 related to the balance owing from 2021.

•

Current portion of long-term debt - $8.1 million, representing accrued interest on the Senior Notes, equivalent to the end of 2021. The Company made its first $10.3 million semi-annual interest payment on the Senior Notes in February 2022 and the next semi-annual interest payment was made on August 9, 2022. Interest on the Convertible Debentures is paid at the end of each month. The Convertible Debentures and Senior Notes mature in 2024 and 2026, respectively, and the carrying values of the principal amounts of these debt instruments are classified entirely in non-current long-term debt.

•	Current portion of lease obligations - $2.1 million, up from $1.7 million at the end of 2021, represents contractual lease payments to be made over the next 12 months.

•

Current portion of provisions - $1.6 million, down from $1.7 million at the end of 2021. The balance at June 30, 2022 includes $0.6 million for the next 12 monthly payments to fund the ongoing health plan obligations at the Segovia Operations, $1.0 million of expected fees to be paid in 2022 to the local environmental authority and less than $0.1 million of rehabilitation costs to be paid over the next 12 months related to the closure of tailings storage facilities at the Segovia Operations.

•

Amounts payable for acquisitions of mining interests - $1.8 million related to Zona Alta at Marmato, equivalent to the end of 2021. Payments of these obligations have been suspended since 2013 while the Company seeks a resolution to these outstanding obligations. The Zona Alta mining titles were retained by the Company in the spin out of the Marmato Mining Assets to Aris in 2020.

Operating activities

Net cash provided by operating activities in the second quarter of 2022 was $31.5 million bringing the total for the first half of 2022 to $55.7 million, up from $26.4 million in the first half last year. Operating cash flow in the second quarter and first half of 2022 benefitted from an approximately $17 million reduction in income tax payments compared with the same periods last year in addition to an improvement in non-cash working capital items related to the receipt of its 2021 VAT claims in the second quarter of 2022. Operating cash flow in the first half of 2021 was also net of $10.1 million used by Aris prior to the loss of control on February 4, 2021.

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Investing activities

Net cash used in investing activities in the first half of 2022 of $90.6 million, down from $188.7 million used in the first half of 2021, comprised the following:

•	Additions to mining interests, plant and equipment of $55.5 million in the first half of 2022 compared with $26.9 million in the first half of 2021 as set out in the table below;
•	$0.5 million of cash received in the first half of 2022 from two quarterly redemptions of the Aris Gold Notes, including gold premiums equivalent to approximately 31% of the principal redeemed;
•	$2.0 million of proceeds received in the first half of 2022 from the sale of 1,000 ounces of gold bullion held as an investment;
•

$2.6 million used in the first half of 2022 to acquire 10,130,000 common shares of Denarius in two separate block trades on the open market, raising the Company’s equity position to approximately 32%; and,

•	Cash used in investing activities in the first half of 2021 also included:
○

A $151.4 million reduction in cash as a result of the loss of control of Aris on February 4, 2021. This cash balance included funds released from escrow in conjunction with the Marmato mining title extension and closing of the Aris Transaction as outlined under Financing Activities;

○	$7.0 million used to acquire the new polymetallic plant in Segovia which is now operating; and
○	$7.9 million used to acquire Denarius Subscription Receipts as part of the Company’s initial investment in Denarius.

Additions to mining interests, plant and equipment in the consolidated statements of cash flow can be broken down between sustaining and non-sustaining capital expenditures as follows:

	Second Quarter			First Half
($000’s)	2022	2021	2022	2021

Sustaining capital and E&E costs NG
Segovia	$11,176	$10,725	$19,698	$19,889
Marmato	-	-	-	689

Total sustaining capital and E&E costs NG	11,176	10,725	19,698	20,578
Non-sustaining capital and E&E costs NG
Segovia brownfield exploration	809	456	1,918	1,060
Expansion of Segovia processing and material handling facilities and polymetallic plant	1,083	1,391	1,832	2,478
Toroparu Project	24,228	150	30,964	150
Medellin office leasehold improvements	-	15	-	131
Segovia ERP implementation	305	-	632	-
Marmato expansion and Juby Projects	-	-	-	1,464
Change in accounts payable and accrued liabilities related to capital expenditures	(2,333)	2,950	479	844
Change in amounts payable for acquisitions of mining interests	2	83	4	185

Additions to mining interests, plant and equipment	$35,270	$15,770	$55,527	$26,890

Sustaining capital expenditures NG of $19.7 million at the Segovia Operations in the first half of 2022 included (i) $7.1 million under the Company’s ongoing exploration and mine geology campaigns at its four operating mines, including approximately 38,000 meters of drilling, (ii) $6.6 million for ongoing mine development, (iii) $3.8 million for additional underground equipment and infrastructure improvements at the Company’s four

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mines, (iv) $0.7 million of improvements at the Maria Dama plant, (v) $0.8 million for environmental initiatives including construction on Phase 2 of the El Chocho tailings storage facility, and (vi) $0.7 million of expenditures associated with upgrades of the Segovia site facilities.

Non-sustaining capital expenditures NG at the Segovia Operations in the first half of 2022 included (i) $1.9 million for approximately 15,000 meters of drilling completed under the brownfield exploration program, primarily focused on the Cristales, Manzanillo, Marmajito and Vera veins, (ii) $1.7 million related to projects to expand the capacity of the Maria Dama processing plant to 2,000 tpd, including additional crushing and blending facilities, (iii) $0.1 million on the polymetallic plant and (iv) $0.6 million related to the Company’s implementation of a new ERP system.

The Company incurred a total of $31.0 million of non-sustaining capital expenditures NG in the first half of 2022 in connection with its investment in the Toroparu Project in Guyana. At this time, the Company is well advanced in the various activities, including additional infill drilling, to advance the studies for the Toroparu Project to a PFS-level technical report. In light of the proposed Aris Merger, it is now expected that the PFS will not be finalized until after the closing of the transaction. The Company is also engaged in various pre-construction activities, including preparation of the camp facilities, revamping of the southern access route and the local airstrip to enhance logistics and access to the site, design and civil works related to the camp, road and water management, electrical network design, permitting, design of its initial ESG initiatives and various studies associated with environmental matters at the project site. In the first half of 2022, the Company has concluded several international tender processes which have led to the selection of, and contract execution with, the open pit mine operator, the power supply contractor, process facility and tailings management engineering groups, and the earthworks contractor. At the present time, the Company is also finalizing purchase orders for certain long lead time equipment. In early 2022, the Company submitted an amended application for a large-scale mining license incorporating the open pit and underground mine operating plan as contained in the Toroparu Project PEA announced by the Company on December 1, 2021 and filed on SEDAR on February 7, 2022. The Company is continuing to support the approval process for the mining license which it expects to finalize by the fourth quarter of 2022.

Acquisition of Aris Debenture

On April 12, 2022, the Company acquired a $35 million convertible senior unsecured debenture (the “Aris Debenture”) issued by a wholly owned subsidiary of Aris. The proceeds of the Aris Debenture were used by Aris to pay a portion of the purchase price for the acquisition, through a joint venture company, of a 20% ownership interest (the “Soto Norte Acquisition”) in the Soto Norte gold project in Colombia. Aris has become the operator of the Soto Norte gold project and has an option to increase its ownership to 50%. The Aris Debenture is due on October 12, 2023. At any time after April 12, 2023, the Aris Debenture may be converted, in whole or in part, at the Company’s sole discretion into common shares of Aris at a conversion price of $1.75 per share. The Aris Debenture pays interest monthly with an annualized coupon of 7.5%.

Financing activities

In the first half of 2022, net cash used in financing activities was $21 million, compared with net cash provided by financing activities in the first half of 2021 of $103.6 million, including:

Financing activities of the Company

•	The Company paid $10.9 million of interest in the first half of 2022, including the first $10.3 million semi-

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annual interest on the Senior Notes, up from $1.8 million in the first half of 2021;
•

The Company has maintained its monthly dividend of CA$0.015 per share since the end of 2020 and in the first half of 2022, the monthly dividend payments totaled $7.0 million, up from $4.4 million in the first half of 2021 as a result of the shares issued in connection with the Gold X acquisition in June 2021;

•

The Company used approximately $3.1 million to repurchase approximately 846,000 common shares under its NCIB for cancellation in the first half of 2022 (see page 6) compared with $3.2 million to repurchase 702,000 common shares for cancellation in the first half of 2021;

•	The Company paid $1.3 million of lease obligations in the first half of 2022, up from $1.1 million of lease payments in the first half last year;
•	The Company received approximately $1.0 million from exercises of stock options and warrants in the first half of 2022 compared with $0.5 million in the first half last year; and,
•	The Company repaid $18.7 million of its former Gold Notes, including gold premium, in the first half last year.

Financing activities of Aris (prior to the loss of control in February 2021)

•

In the first half of 2021, in conjunction with the receipt of the Marmato mining title extension and the closing of the Aris Transaction in early 2021, a total of $131.3 million of net proceeds from the Aris Gold Notes and the Aris Subscription Receipts were released from escrow to Aris (see also Investing Activities on page 19 regarding the reduction in cash on the loss of control of Aris in early 2021).

Financial Instruments

The fair values of cash and cash equivalents, cash in trust, accounts receivable and accounts payable and accrued liabilities (including amounts payable for acquisitions of mining interests), approximate their carrying values due to the short term to maturity of these financial instruments. The Aris Gold Notes, Aris Listed and Unlisted Warrants, Aris Debenture, DSU and PSU liabilities, Convertible Debentures, Listed Warrants and Unlisted Warrants are all carried at fair value through profit and loss (“FVTPL”). The Senior Notes are carried at amortised cost.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Accounting Policy Changes

There were no accounting policy changes during the three months ended June 30, 2022.

The Company adopted the following amendment to accounting standards, effective January 1, 2022:

IAS 16, Property, Plant and Equipment

In May 2020, the IASB issued an amendment to IAS 16, Property, Plant and Equipment (“IAS16”), to prohibit the offsetting to property, plant and equipment of amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and related costs must be recognized in profit or loss. The amendment requires companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated

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with making the item of property, plant and equipment available for its intended use. The Company adopted the revision to IAS 16 when it became effective on January 1, 2022, with no impact on adoption.

Critical Accounting Estimates

The preparation of the consolidated financial statements requires management to make significant estimates and assumptions in determining carrying values. Estimates are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to prior experience, but actual results may differ significantly from the amounts included in the consolidated financial statements. The critical estimates applied in the preparation of the Company’s Financial Statements are consistent with those applied and disclosed in Note 4 to the audited consolidated financial statements for the year ended December 31, 2021.

Valuation of long-lived assets

The carrying amounts of property, plant and equipment and E&E assets are assessed for any impairment triggers such as events or changes in circumstances which indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount.

The Company considers both internal and external sources of information in assessing whether there are any indications that long-lived assets are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its long-lived assets. Internal sources of information the Company considers include the manner in which property, plant and equipment are being used or are expected to be used, and in respect of E&E assets, the right to explore in the specific area has or will expire in the future and is not expected to be renewed, substantive E&E expenditures are neither budgeted or planned, exploration has not led to the discovery of commercially viable quantities of mineral resources or sufficient data exists that although development of a specific area is likely to proceed, the carrying amount of the E&E assets is unlikely to be recovered.

Provision for decommissioning

The Company assesses its provision for decommissioning when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the decommissioning work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Future changes to environmental laws and regulations could also change the extent of reclamation and remediation work required to be performed by the Company. Changes in future costs could materially impact the amounts charged to operations for such obligations and to mineral properties. The provision represents management’s best estimate of the present value of the future decommissioning obligation. Actual future expenditures may differ from the amounts currently provided.

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Fair values of financial assets and liabilities

As noted under “Financial Instruments” on page 21, the Company has several financial assets and liabilities recorded at FVTPL. Fair values of many of these financial assets liabilities, as described in more detail in the Financial Statements, have been determined based on a valuation methodology that captures all of the features in a set of partial differential equations that are then solved numerically to arrive at the value of these financial instruments. The fair value estimates are based on numerous assumptions including, but not limited to, commodity prices, time value, volatility factors, risk-free rates and credit spreads. The fair value estimates may differ from actual fair values and these differences may be significant and could have a material impact on the Company’s financial position and results of operations. The fair value of the listed warrants of the Company and Aris are determined using quoted prices in an active market.

Deferred Revenue

Judgment was required in determining the accounting for the PMPA with Wheaton included in the Gold X acquisition which has been reported as deferred revenue.

Upfront cash deposits received for streaming arrangements are accounted for as contract liabilities (deferred revenue) in accordance with IFRS 15. These contracts are not financial instruments because they will be satisfied through the delivery of non-financial items (i.e., delivery of gold and silver ounces), rather than cash or financial assets. Under the PMPA, the Company is required to satisfy the performance obligations in reference to the Toroparu Project’s production and revenue will be recognised over the duration of the PMPA as the Company satisfies its obligation to deliver gold and silver.

The fair value or $84.0 million allocated to the PMPA in the Gold X acquisition has been recorded on the statement of financial position as deferred revenue. The additional $138.0 million of upfront deposits will also be recorded as deferred revenue as received. On commencement of commercial operations, the deferred revenue will be recognized as revenue in profit or loss proportionally based on the metal ounces delivered in relation to the expected total metal ounces to be delivered over the life of the Toroparu Project.

Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognizeded as revenue. Any changes in the estimates are accounted for prospectively as a cumulative catch-up in the year that the estimates above changed.

Key inputs into the estimate of the amount of deferred revenue that should be recognized are as follows:

Valuation Inputs	Description
Financing Rate

IFRS 15 requires the Company to recognise a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related performance obligations.

Long-term commodities price curves	Estimates of the long-term commodities prices are estimated in order to calculate the expected revenue value per ounce to be recognized from deferred revenue for each delivery to Wheaton.

Life of Mine Production

Life of mine production is estimated giving consideration to IFRS 15 requirements constraining estimates of variable consideration and therefore is based on the approved life of mine for the Toroparu Project and the portion of resources anticipated to be converted to reserves and mined.

Timing of construction milestones	The expected timing for when the Company will achieve the construction milestone requirements for the additional funding from Wheaton have been estimated based on the prefeasibility study.

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Recent Accounting Pronouncements

Accounting Standards Not Yet Adopted

IAS 1 – Presentation of Financial Statements

The IASB has issued an amendment to IAS 1, Presentation of Financial Statements providing a more general approach to the classification of liabilities. The amendment clarifies that the classification of liabilities as current or non-current depends on the rights existing at the end of the reporting period as opposed to management’s intentions or expectations of exercising the right to defer settlement of the liability. Management would classify debt as non-current only when the Company complies with all the conditions at the reporting date. The amendments further clarify that settlement of a liability refers to the transfer of cash, equity instruments, other assets or services to the counterparty.

The amendments are effective for annual periods beginning on or after January 1, 2024 and are to be applied retrospectively, with early adoption permitted. The extent of the impact of adoption of this standard has not yet been determined.

IAS 8 – Definition of Accountings Estimates

The IASB has issued an amendment to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy.

The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted. The extent of the impact of adoption of this standard has not yet been determined.

IAS 12 – Income Taxes

The IASB has issued an amendment to IAS 12 – Income Taxes to narrow the scope of the initial recognition exemption (IRE) so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted. The extent of the impact of adoption of this standard has not yet been determined.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings.

There have been no changes in the Company’s internal controls over financial reporting during the three months ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Non-IFRS Measures

The Company has included non-IFRS measures in this MD&A such as Free Cash Flow, average realized gold price per ounce sold, total cash costs (by-product) per ounce sold, AISC per ounce sold, EBITDA, adjusted EBITDA and adjusted net income. These non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

These measures do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s underlying performance of its core operations and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-IFRS measures referred to in this MD&A are defined as follows:

•	“Average realized gold and silver price per ounce sold” is calculated by dividing gold or silver revenue, as applicable, by the respective number of ounces sold.

•

“Total cash costs per ounce sold” on a by-product basis is calculated by deducting revenues from silver sales from production cash costs and production taxes and dividing the sum by the number of gold ounces sold. Production cash costs include mining, milling, mine site security and mine site administration costs.

•

“AISC per ounce sold” includes total cash costs (as defined above) and adds the sum of G&A, social programs and contributions related to current operations, sustaining capital and certain exploration and evaluation (“E&E”) costs, lease payments, provision for environmental fees, if applicable, and rehabilitation costs paid, all divided by the number of ounces sold. As this measure seeks to reflect the full cost of gold production from current operations, capital and E&E costs related to expansion or growth projects (“non-sustaining capital expenditures”) are not included in the calculation of AISC per ounce. Additionally, certain other cash expenditures, including income and other tax payments, financing costs and debt repayments, are not included in AISC per ounce.

•

“Sustaining capital expenditures” represents capital expenditures at existing operations comprising exploration and mine geology, mine development costs and ongoing replacement of mine equipment and other capital facilities and does not include non-sustaining capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. Reference should be made to the reconciliation on page 19 of the Company’s sustaining and non-sustaining capital expenditures to the additions to mining properties, plant and equipment in the consolidated statements of cash flows.

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•

“Adjusted EBITDA” represents earnings before interest (including non-cash accretion of financial obligations and lease obligations), income taxes and depreciation, depletion and amortization (“EBITDA”), adjusted to exclude impairment charges and reversals, gains or losses on asset dispositions, share-based compensation, gains/losses on financial instruments, gains or losses from equity accounting in investees and foreign exchange gains/losses.

•

“Adjusted net income or loss” excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges and reversals, debt financing costs, unrealized and non-cash gains/losses on financial instruments, foreign exchange gains/losses and gains or losses from equity accounting in associates as well as other significant non-cash, non-recurring items.

•

“Free Cash Flow” is a common performance measure in the gold mining industry with no standardized meaning. The Company calculates free cash flow by deducting additions to mining interests from net cash provided by operating activities. Capital expenditures related to the Toroparu Project, which are being funded by the net proceeds of the Senior Notes and the Wheaton PMPA, are excluded from additions to mining interests for the purpose of the Free Cash Flow calculation. The Company discloses Free Cash Flow as it believes the measure assists investors and analysts in evaluating the Company’s ability to generate cash flow after exploration, development and capital expenditures to service its debt obligations, pay dividends, make investments and build the cash resources of the Company.

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The following table reconciles the Company’s average realized gold price, total cash costs and AISC per ounce sold and adjusted EBITDA by operating segment as disclosed in this MD&A for the second quarter of 2022 and 2021:

	Second Quarter 2022				Second Quarter 2021
($000’s except ounces and per ounce data)	Segovia Operations	Marmato Operations	(1)	Total	Segovia Operations	Marmato Operations	(1)	Total

Gold sales (ounces)	53,884	-		53,884	52,838	-		52,838

Revenue
Gold	$100,151	$-		$100,151	$94,957	$-		$94,957
Silver	1,220	-		1,220	1,396	-		1,396

	$101,371	$-		$101,371	$96,353	$-		$96,353

Average realized gold price per ounce sold	$1,859	$-		$1,859	$1,797	$-		$1,797

Total cash costs
Production costs	$45,217	$-		$45,217	$38,674	$-		$38,674
Production taxes	3,279	-		3,279	3,274	-		3,274
Silver revenues	(1,220)	-		(1,220)	(1,396)	-		(1,396)

Total cash costs on a by-product basis	$47,276	$-		$47,276	$40,552	$-		$40,552

Total cash costs per ounce sold	$877	$-		$877	$767	$-		$767

AISC
Total cash costs on a by-product basis	$47,276	$-		$47,276	$40,552	$-		$40,552
G&A, excluding DD&A	4,137	-		4,137	3,814	-		3,814
Social programs and contributions	2,863	-		2,863	2,596	-		2,596
Sustaining capital and E&E costs (3)	11,176	-		11,176	10,725	-		10,725
Provision for environmental fees	12	-		12	-	-		-
Lease payments	707	-		707	497	-		497

Total	$66,171	$-		$66,171	$58,184	$-		$58,184

AISC per ounce sold	$1,228	$-		$1,228	$1,101	$-		$1,101

Adjusted EBITDA (2)	$45,863	$-		$45,863	$47,995	$-		$47,995

(1)

The methodology used to calculate total cash cost per oz and AISC per oz for the Marmato Operations reflects the Company’s approach and differs in certain aspects with Aris’ approach. The Marmato Operations data in the first quarter of 2021 represents operating results prior to February 4, 2021, the date of loss of control of Aris. Thereafter, the Company is using equity accounting for its investment in Aris.

(2)

Adjusted EBITDA is calculated as total revenue less the sum of production costs, production taxes, G&A (excluding DD&A), social programs and contributions, and provision for environmental fees, all as shown in the table above. Refer also to the reconciliation of Adjusted EBITDA in the table on page 29.

(3)	Refer to the reconciliation on page 19 to Additions to Mining Interests, Plant and Equipment in the Interim Financial Statements.

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The following table reconciles the Company’s average realized gold price, total cash costs and AISC per ounce sold and adjusted EBITDA by operating segment as disclosed in this MD&A for the first half of 2022 and 2021:

	First Half 2022				First Half 2021
($000’s except ounces and per ounce data)	Segovia Operations	Marmato Operations	(1)	Total	Segovia Operations	Marmato Operations	(1)	Total

Gold sales (ounces)	107,529	-		107,529	105,475	2,680		108,155

Revenue
Gold	$199,934	$-		$199,934	$190,195	$5,003		$195,198
Silver	2,759	-		2,759	2,978	96		3,074

	$202,693	$-		$202,693	$193,173	$5,099		$198,272

Average realized gold price per ounce sold	$1,859	$-		$1,859	$1,803	$1,867		$1,805

Total cash costs
Production costs	$87,363	$-		$87,363	$80,702	$3,970		$84,672
Production taxes	6,508	-		6,508	6,233	400		6,633
Silver revenues	(2,759)	-		(2,759)	(2,978)	(96)		(3,074)

Total cash costs on a by-product basis	$91,112	$-		$91,112	$83,957	$4,274		$88,231

Total cash costs per ounce sold	$847	$-		$847	$796	$1,595		$816

AISC
Total cash costs on a by-product basis	$91,112	$-		$91,112	$83,957	$4,274		$88,231
G&A, excluding DD&A	11,744	-		11,744	7,457	436		7,893
Social programs and contributions	5,963	-		5,963	4,727	29		4,756
Sustaining capital and E&E costs (3)	19,698	-		19,698	19,889	689		20,578
Provision for environmental fees	34	-		34	-	-		-
Lease payments	1,285	-		1,285	1,092	28		1,120

Total	$129,836	$-		$129,836	$117,122	$5,456		$122,577

AISC per ounce sold	$1,207	$-		$1,207	$1,110	$2,036		$1,133

Adjusted EBITDA (2)	$90,575	$-		$90,575	$94,054	$264		$94,318

(1)

The methodology used to calculate total cash cost per oz and AISC per oz for the Marmato Operations reflects the Company’s approach and differs in certain aspects with Aris’ approach. The Marmato Operations data in the first quarter of 2021 represents operating results prior to February 4, 2021, the date of loss of control of Aris. Thereafter, the Company is using equity accounting for its investment in Aris.

(2)

Adjusted EBITDA is calculated as total revenue less the sum of production costs, production taxes, G&A (excluding DD&A), social programs and contributions, and provision for environmental fees, all as shown in the table above. Refer also to the reconciliation of Adjusted EBITDA in the table on page 29.

(3)	Refer to the reconciliation on page 19 to Additions to Mining Interests, Plant and Equipment in the Interim Financial Statements.

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The following table provides a reconciliation of adjusted EBITDA to the Financial Statements:

	Second Quarter			First Half
($000’s)	2022	2021	2022	2021

Net income	$38,965	$29,799	$44,203	$148,104
Income tax expense	19,135	13,813	34,687	28,244
Finance costs, net of finance income	4,967	2,542	10,859	5,771
Depreciation and amortization	9,173	7,966	17,498	15,650

EBITDA	72,240	55,120	107,247	197,769
Share-based compensation expense (recovery)	(1,148)	393	60	(79)
Aris Transactions costs	-	-	-	9,817
Loss (gain) on financial instruments	(25,230)	(1,476)	(17,914)	(44,324)
Gain on loss of control of Aris	-	-	-	(56,886)
Gain on sale of assets	-	-	-	(8,913)
Loss (gain) from equity accounting in associates	1,095	(4,580)	2,127	(2,416)
Foreign exchange (gain) loss	(1,094)	(462)	(439)	(650)

Adjusted EBITDA	$45,863	$47,995	$91,081	$94,318

The following table provides details of the primary components of adjusted EBITDA:

	Second Quarter			First Half
($000’s)	2022	2021	2022	2021

Revenue	$101,371	$96,353	$202,693	$198,272
Cost of sales, excluding DD&A	(48,508)	(41,948)	(93,905)	(91,305)
G&A, excluding DD&A	(4,137)	(3,814)	(11,744)	(7,893)
Social programs and contributions	(2,863)	(2,596)	(5,963)	(4,756)

Adjusted EBITDA	$45,863	$47,995	$91,081	$94,318

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The following table provides a reconciliation of adjusted net income to the Financial Statements:

	Second Quarter		First Half
($000’s)	2022	2021	2022	2021

Net income	$38,965	$29,799	$44,203	$148,104
Aris Transactions costs	-	-	-	9,817
Loss (gain) on financial instruments	(25,230)	(1,476)	(17,914)	(44,324)
Gain on loss of control of Aris	-	-	-	(56,886)
Gain on sale of assets	-	-	-	(8,913)
Accretion of discount on Senior Notes	572	-	1,133	-
Debt financing costs	-	-	-	149
Foreign exchange (gain) loss	(1,094)	(462)	(439)	(650)
Loss (gain) from equity accounting in associates	1,095	(4,580)	2,127	(2,416)
Income tax effect on adjustments	(84)	275	(105)	623

Adjusted net income	$14,224	$23,556	$29,005	$45,504

The following table provides a reconciliatio n of adjusted basic and adjusted diluted earnings per share:

	Second Quarter		First Half
($000’s except share and per share amounts)	2022	2021	2022	2021

Adjusted net income	$14,224	$23,556	$29,005	$45,504
Adjusted non-controlling interest	-	-	-	525

Adjusted net income attributable to shareholders	14,224	23,556	29,005	46,029
Add: Interest expense on Convertible Debentures, net of tax	279	292	565	610

Adjusted net income for fully diluted computation	$14,503	$23,848	$29,570	$46,639

Weighted average number of shares (000’s)
Basic	97,913	72,054	97,850	66,920

Add: Impact of stock options and warrants	6,423	8,059	8,284	9,017
Add: Impact of conversions of Convertible Debentures	3,789	3,789	3,789	3,789
Fully diluted	108,125	83,902	109,923	79,726

Adjusted earnings per share
Basic	$0.15	$0.33	$0.30	$0.69
Diluted	0.13	0.28	0.27	0.58

The following table provides a reconciliation of Free Cash Flow to the Financial Statements:

	Second Quarter		First Half
($000’s)	2022	2021	2022	2021

Net cash provided by operating activities	$31,525	$12,786	$55,734	$26,403

Additions to mining interests
Total additions per cash flow statement	(35,270)	(15,770)	(55,527)	(26,890)
Add: Toroparu Project capital expenditures	24,228	150	30,964	150
Net additions to mining interests	(11,042)	(15,620)	(24,563)	(26,740)

Free Cash Flow	$20,483	$(2,834)	$31,171	$(337)

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Risks and Uncertainties

Exploration, development and mining of precious metals involve numerous inherent risks as a result of the economic conditions in the various areas of operation. As such, the Company is subject to several financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, these risks cannot be eliminated.

Such risks include:

•	Liquidity risks;
•	Metal price volatility;
•	Future production rates;
•	Financing risks;
•	Indebtedness of the Company;
•	Servicing indebtedness;
•	The Company and its subsidiaries may incur additional indebtedness;
•	Indebtedness – restrictive covenants;
•	Current global markets and economic conditions;
•	Availability and cost of supplies;
•	Exploration, development and operations;
•	Risks with title to mineral properties;
•	Changes in environmental laws;
•	Mining risks and insurance risks;
•	Price risk;
•	Currency risk;
•	Regulatory approvals;
•	Environmental permits;
○	Segovia Project;
○	Toroparu Project;
•	Changes in legislation;
•	Corruption;
•	Labour matters and employee relations;
•	Economic and political factors:
○	Colombia:
○

Emerging market country; economic and political developments; exchange controls; decline in economic growth; seizure or expropriation of assets; protection of mining rights; local legal and regulatory systems; Colombia is a less developed country; and guerilla and other criminal activity;

○	Guyana:
○	Political instability; exchange controls; decline in economic growth; and protection of mining rights;
○	Venezuela;
•	Use of and reliance on experts outside Canada;
•	Integration risks;
•	Governmental regulation and permitting;
•	Decommissioning liabilities;
•	Shortage of experienced personnel and equipment;
•	Potential conflicts of interest;
•	Possible volatility of stock price;
•	Repatriation of earnings;
•	Enforcement of civil liabilities;

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•	Forward-looking information may prove inaccurate;
•	Infrastructure;
•	Joint ventures;
•	Competition;
•	Dividends;
•	Service of process and enforcement of judgments outside Canada;
•	COVID-19 Virus; and
•	Other risks.

If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently aware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the prices of the Company’s securities could decline and investors may lose all or part of their investment.

Readers are encouraged to read and consider the risk factors listed above, which are more specifically described in the Company’s Annual Information Form dated as of March 31, 2022 which is available on the Company’s web site at www.gcm-mining.com and on www.sedar.com. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Cautionary Note Regarding Forward Looking Statements

Certain statements in this MD&A constitute forward-looking information. Often, but not always, forward-looking statements use words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled”, “positioned”, “goal”, “objective” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such forward-looking statements, including but not limited to statements with respect to anticipated business plans or strategies, the proposed Aris Merger, gold production, total cash costs and AISC per ounce sold, capital expenditures, dividends and NCIB purchases, involve known and unknown risks, uncertainties and other factors which may cause the actual actions, events and results to be materially different from estimated actions, events or results expressed or implied by such forward-looking statements. The Company believes the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the caption “Risk Factors” in the Company’s Annual Information Form dated as of March 31, 2022, which is available for review on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws.

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